Exhibit 99.1

Zhihu Inc. Reports Unaudited Fourth Quarter and Fiscal Year 2023 Financial Results

BEIJING, China, March 26, 2024 — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced its unaudited financial results for the quarter and fiscal year ended December 31, 2023.

Fourth Quarter 2023 Highlights

•	Total revenues were RMB1,138.3 million (US$160.3 million) in the fourth quarter of 2023, representing a 2.2% increase from the same period of 2022.

•	Gross margin expanded to 59.1% in the fourth quarter of 2023 from 56.4% in the same period of 2022.

•	Net loss was RMB103.1 million (US$14.5 million) in the fourth quarter of 2023, narrowed by 42.6% from the same period of 2022.

•	Adjusted net loss (non-GAAP)[1] was RMB91.3 million (US$12.9 million) in the fourth quarter of 2023, narrowed by 31.9% from the same period of 2022.

•	Average monthly active users (MAUs)[2] reached 99.0 million in the fourth quarter of 2023.

•	Average monthly subscribing members[3] reached 14.2 million in the fourth quarter of 2023, representing a 9.2% increase from the same period of 2022.

Fiscal Year 2023 Highlights

•	Total revenues were RMB4,198.9 million (US$591.4 million) in 2023, representing a 16.5% increase from 2022.

•	Gross margin expanded to 54.7% in 2023 from 50.2% in 2022.

•	Net loss was RMB839.5 million (US$118.2 million) in 2023, narrowed by 46.8% from 2022.

•	Adjusted net loss (non-GAAP)[1] was RMB659.1 million (US$92.8 million) in 2023, narrowed by 44.9% from 2022.

“In the fourth quarter of 2023, we successfully navigated a challenging macroeconomic and competitive environment and achieved meaningful revenue growth and efficiency improvement through our multi-engine monetization approach, bolstered by our valuable community ecosystem,” said Mr. Yuan Zhou, chairman and chief executive officer of Zhihu. “We also honed our content strategy to fortify our position as a trustworthy online content community. By prioritizing user experience and improving our strategic execution, cost control and overall efficiency, we have set the stage for sustainable growth and continued value creation for our users and stakeholders.”

Mr. Han Wang, chief financial officer of Zhihu, added, “While we faced a myriad of challenges in 2023, we remained resilient and dedicated to our multi-engine monetization strategy. As a result, our total revenues for the fourth quarter and full year increased by 2.2% and 16.5% year over year, respectively. Through prudent cost control and operating leverage, we were pleased to conclude the year with a further enhanced gross margin and significantly narrowed bottom-line loss. Going forward, we will remain committed to boosting our operating efficiency to reinforce our trajectory towards profitability.”

Fourth Quarter 2023 Financial Results

Total revenues were RMB1,138.3 million (US$160.3 million), representing a 2.2% increase from RMB1,114.0 million in the same period of 2022.

Marketing services revenue[4] was RMB465.2 million (US$65.5 million), compared with RMB572.4 million in the same period of 2022.

Paid membership revenue was RMB455.9 million (US$64.2 million), representing a 13.3% increase from RMB402.5 million in the same period of 2022. The increase was primarily driven by the continued growth of our subscribing members.

Vocational training revenue was RMB169.3 million (US$23.8 million), representing a 100.1% increase from RMB84.6 million in the same period of 2022. The significant increase was primarily attributable to our further enriched online course offerings and the revenue contributions from our recently acquired vocational training businesses.

Other revenues were RMB48.0 million (US$6.8 million), compared with RMB54.5 million in the same period of 2022.

Cost of revenues decreased by 4.2% to RMB465.2 million (US$65.5 million) from RMB485.4 million in the same period of 2022, primarily attributable to a decrease in cloud services and bandwidth costs resulting from our improved efficiency.

Gross profit increased by 7.1% to RMB673.1 million (US$94.8 million) from RMB628.5 million in the same period of 2022. Gross margin expanded to 59.1% from 56.4% in the same period of 2022, primarily attributable to our enhanced monetization efforts and the improvement of cloud services and bandwidth utilization efficiency.

Total operating expenses were RMB851.3 million (US$119.9 million), compared with RMB844.8 million in the same period of 2022.

Selling and marketing expenses increased to RMB527.6 million (US$74.3 million) from RMB509.2 million in the same period of 2022. The increase reflects our continued efforts in promoting our product and service offerings.

Research and development expenses increased to RMB232.6 million (US$32.8 million) from RMB212.5 million in the same period of 2022. The increase was primarily attributable to our increased spending on technology innovation.

General and administrative expenses decreased by 26.0% to RMB91.1 million (US$12.8 million) from RMB123.1 million in the same period of 2022. The decrease was primarily attributable to a decline in personnel-related expenses.

Loss from operations was narrowed by 17.6% to RMB178.2 million (US$25.1 million) from RMB216.3 million in the same period of 2022.

Adjusted loss from operations (non-GAAP)[1] decreased to RMB165.3 million (US$23.3 million) from RMB170.3 million in the same period of 2022.

Net loss was narrowed by 42.6% to RMB103.1 million (US$14.5 million) from RMB179.5 million in the same period of 2022.

Adjusted net loss (non-GAAP)[1] was narrowed by 31.9% to RMB91.3 million (US$12.9 million) from RMB134.1 million in the same period of 2022.

Diluted net loss per American depositary share (“ADS”) was RMB0.18 (US$0.03), compared with RMB0.29 in the same period of 2022.

Cash and cash equivalents, term deposits and short-term investments

As of December 31, 2023, the Company had cash and cash equivalents, term deposits and short-term investments of RMB5,462.9 million (US$769.4 million), compared with RMB6,261.5 million as of December 31, 2022.

Fiscal Year 2023 Financial Results

Total revenues were RMB4,198.9 million (US$591.4 million), representing a 16.5% increase from RMB3,604.9 million in 2022.

Marketing services revenue[4] was RMB1,653.0 million (US$232.8 million), compared with RMB1,956.5 million in 2022.

Paid membership revenue was RMB1,826.6 million (US$257.3 million), representing a 48.4% increase from RMB1,230.8 million in 2022. The increase was primarily driven by the continued growth of our subscribing members.

Vocational training revenue was RMB565.6 million (US$79.7 million), representing a 127.8% increase from RMB248.3 million in 2022. The significant increase was primarily attributable to our further enriched online course offerings and the revenue contributions from our recently acquired vocational training businesses.

Other revenues were RMB153.8 million (US$21.7 million), compared with RMB169.4 million in 2022.

Cost of revenues increased to RMB1,903.0 million (US$268.0 million) from RMB1,796.9 million in 2022. The increase was primarily due to the growth of content and operating costs as we continued to enhance our content attractiveness, and an increase in payment processing costs driven by our revenue growth, partially offset by the decrease in cloud services and bandwidth costs.

Gross profit increased by 27.0% to RMB2,295.8 million (US$323.4 million) from RMB1,808.1 million in 2022. Gross margin expanded to 54.7% from 50.2% in 2022, primarily attributable to our enhanced monetization efforts and the improvement of cloud services and bandwidth utilization efficiency.

Total operating expenses decreased to RMB3,368.1 million (US$474.4 million) from RMB3,411.8 million in 2022.

Selling and marketing expenses were RMB2,048.1 million (US$288.5 million), compared with RMB2,026.5 million in 2022.

Research and development expenses increased to RMB901.5 million (US$127.0 million) from RMB763.4 million in 2022. The increase was primarily attributable to our increased spending on technology innovation.

General and administrative expenses decreased to RMB418.5 million (US$58.9 million) from RMB622.0 million in 2022. The decrease was primarily attributable to lower share-based compensation expenses.

Loss from operations was narrowed by 33.1% to RMB1,072.2 million (US$151.0 million) from RMB1,603.8 million in 2022.

Adjusted loss from operations (non-GAAP)[1] was narrowed by 27.1% to RMB888.0 million (US$125.1 million) from RMB1,218.8 million in 2022.

Net loss was narrowed by 46.8% to RMB839.5 million (US$118.2 million) from RMB1,578.4 million in 2022.

Adjusted net loss (non-GAAP)[1] was narrowed by 44.9% to RMB659.1 million (US$92.8 million) from RMB1,195.9 million in 2022.

Diluted net loss per ADS was RMB1.41 (US$0.20), compared with RMB2.59 in 2022.

Share Repurchase Program

As of December 31, 2023, 26.3 million Class A ordinary shares (including Class A ordinary shares underlying the ADSs) had been repurchased for a total price of US$58.5 million on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the Company’s existing US$100 million share repurchase program established in May 2022 and extended in May 2023 (the “Repurchase Program”), which is effective until June 10, 2024. The repurchases made under the Repurchase Program were covered by the general unconditional mandate to purchase the Company’s own shares approved by shareholders at the Company’s annual general meetings held on June 10, 2022 and June 30, 2023, respectively.

[1] Adjusted loss from operations and adjusted net loss are non-GAAP financial measures. For more information on the non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

[2] MAUs refers to the sum of the number of mobile devices that launch our mobile apps at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

[3] Monthly subscribing members refers to the number of our Yan Selection members in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

[4] Starting with the first quarter of 2023, we report revenues generated from advertising and content-commerce solutions collectively as “marketing services revenue” to better present our business and results of operation in line with our overall strategies. Revenues for the applicable comparison periods of 2022 have been retrospectively re-classified.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on March 26, 2024 (7:00 p.m. Beijing/Hong Kong time on March 26, 2024).

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, each participant will receive a set of dial-in numbers, a passcode, and a unique registrant ID which can be used to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

Participant Online Registration: https://dpregister.com/sreg/10187223/fbcf65bd2c

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhihu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call, until April 2, 2024, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	4320125

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, we have grown from a Q&A community into one of the top comprehensive online content communities and the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net loss, to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Marketing services	572,387	382,962	465,153	65,515	1,956,480	1,652,992	232,819
Paid membership	402,531	466,784	455,906	64,213	1,230,804	1,826,557	257,265
Vocational training	84,591	144,795	169,272	23,841	248,266	565,585	79,661
Others	54,456	27,622	47,966	6,756	169,369	153,755	21,656
Total revenues	1,113,965	1,022,163	1,138,297	160,325	3,604,919	4,198,889	591,401
Cost of revenues	(485,442)	(473,712)	(465,197)	(65,522)	(1,796,867)	(1,903,041)	(268,038)
Gross profit	628,523	548,451	673,100	94,803	1,808,052	2,295,848	323,363

Selling and marketing expenses	(509,229)	(534,328)	(527,604)	(74,311)	(2,026,468)	(2,048,090)	(288,467)
Research and development expenses	(212,495)	(249,662)	(232,585)	(32,759)	(763,362)	(901,452)	(126,967)
General and administrative expenses	(123,107)	(114,564)	(91,069)	(12,827)	(621,973)	(418,531)	(58,949)
Total operating expenses	(844,831)	(898,554)	(851,258)	(119,897)	(3,411,803)	(3,368,073)	(474,383)

Loss from operations	(216,308)	(350,103)	(178,158)	(25,094)	(1,603,751)	(1,072,225)	(151,020)

Other income/(expenses):
Investment income	5,922	11,617	12,279	1,729	70,380	41,695	5,873
Interest income	33,671	40,363	38,828	5,469	68,104	158,671	22,348
Fair value change of financial instruments	(4,619)	(7,352)	14,780	2,082	(176,685)	(5,170)	(728)
Exchange (losses)/gains	(1,524)	(393)	(937)	(132)	71,749	97	14
Others, net	6,099	27,227	15,032	2,117	5,983	49,236	6,935

Loss before income tax	(176,759)	(278,641)	(98,176)	(13,829)	(1,564,220)	(827,696)	(116,578)
Income tax (expense)/benefit	(2,755)	256	(4,929)	(694)	(14,183)	(11,832)	(1,667)
Net loss	(179,514)	(278,385)	(103,105)	(14,523)	(1,578,403)	(839,528)	(118,245)
Net income attributable to noncontrolling interests	(164)	(289)	(666)	(94)	(2,754)	(4,113)	(579)
Net loss attributable to Zhihu Inc.’s shareholders	(179,678)	(278,674)	(103,771)	(14,617)	(1,581,157)	(843,641)	(118,824)

Net loss per share
Basic	(0.59)	(0.94)	(0.36)	(0.05)	(5.19)	(2.82)	(0.40)
Diluted	(0.59)	(0.94)	(0.36)	(0.05)	(5.19)	(2.82)	(0.40)

Net loss per ADS (Two ADSs represent one Class A ordinary share)
Basic	(0.29)	(0.47)	(0.18)	(0.03)	(2.59)	(1.41)	(0.20)
Diluted	(0.29)	(0.47)	(0.18)	(0.03)	(2.59)	(1.41)	(0.20)

Weighted average number of ordinary shares outstanding
Basic	304,665,906	297,742,064	291,056,615	291,056,615	304,836,318	299,132,894	299,132,894
Diluted	304,665,906	297,742,064	291,056,615	291,056,615	304,836,318	299,132,894	299,132,894

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	3,663	1,630	1,575	221	11,861	9,751	1,373
Selling and marketing expenses	5,019	5,741	(7,001)	(986)	24,334	13,882	1,955
Research and development expenses	15,831	13,758	(57)	(8)	62,503	49,847	7,021
General and administrative expenses	18,032	27,662	12,983	1,829	275,197	91,176	12,842

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2022	As of December 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,525,852	2,106,639	296,714
Term deposits	948,390	1,586,469	223,449
Short-term investments	787,259	1,769,822	249,274
Trade receivables	834,251	664,615	93,609
Amounts due from related parties	24,798	18,319	2,580
Prepayments and other current assets	199,249	232,016	32,679
Total current assets	7,319,799	6,377,880	898,305
Non-current assets:
Property and equipment, net	7,290	10,849	1,528
Intangible assets, net	80,237	122,645	17,274
Goodwill	126,344	191,077	26,913
Long-term investments	-	44,621	6,285
Right-of-use assets	100,119	40,211	5,664
Other non-current assets	22,450	7,989	1,125
Total non-current assets	336,440	417,392	58,789
Total assets	7,656,239	6,795,272	957,094
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	916,112	1,038,531	146,274
Salary and welfare payables	283,546	342,125	48,187
Taxes payables	25,975	21,394	3,013
Contract liabilities	355,626	303,574	42,758
Amounts due to related parties	24,861	26,032	3,667
Short term lease liabilities	53,190	42,089	5,929
Other current liabilities	165,531	171,743	24,189
Total current liabilities	1,824,841	1,945,488	274,017
Non-current liabilities
Long term lease liabilities	43,367	3,642	513
Deferred tax liabilities	11,630	22,574	3,179
Other non-current liabilities	82,133	121,958	17,177
Total non-current liabilities	137,130	148,174	20,869
Total liabilities	1,961,971	2,093,662	294,886

Total Zhihu Inc.’s shareholders’ equity	5,653,696	4,599,810	647,870
Noncontrolling interests	40,572	101,800	14,338
Total shareholders’ equity	5,694,268	4,701,610	662,208

Total liabilities and shareholders’ equity	7,656,239	6,795,272	957,094

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended				For the Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(216,308)	(350,103)	(178,158)	(25,094)	(1,603,751)	(1,072,225)	(151,020)
Add:
Share-based compensation expenses	42,545	48,791	7,500	1,056	373,895	164,656	23,191
Amortization of intangible assets resulting from business acquisitions	3,490	5,365	5,365	756	11,053	19,585	2,758
Adjusted loss from operations	(170,273)	(295,947)	(165,293)	(23,282)	(1,218,803)	(887,984)	(125,071)

Net loss	(179,514)	(278,385)	(103,105)	(14,523)	(1,578,403)	(839,528)	(118,245)
Add:
Share-based compensation expenses	42,545	48,791	7,500	1,056	373,895	164,656	23,191
Amortization of intangible assets resulting from business acquisitions	3,490	5,365	5,365	756	11,053	19,585	2,758
Tax effects on non-GAAP adjustments	(600)	(1,069)	(1,069)	(151)	(2,400)	(3,806)	(536)
Adjusted net loss	(134,079)	(225,298)	(91,309)	(12,862)	(1,195,855)	(659,093)	(92,832)